UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:   December 31, 2023

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FLUENT, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

300 Vesey Street, 9th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10282

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) of Fluent, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. On April 2, 2024, the Company’s wholly owned subsidiary, Fluent, LLC, as Borrower, entered into a Credit Agreement (the “SLR Credit Agreement”) with Crystal Financial LLC d/b/a SLR Credit Solutions, as Administrative Agent, Sole Lead Arranger and Bookrunner, and the guarantors and other lenders party thereto. This credit facility discharged the outstanding balance on the Fluent, LLC’s credit facility with Citizens Bank, N.A. and the other lenders thereto. The Company required additional time to reflect the SLR Credit Agreement in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which will be filed concurrently with this notification

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Barsky	(646)	669-7272
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annual Report on Form 10-K filed concurrently with this notification.

Fluent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2024	By:	/s/ Don Patrick
	Name:	Don Patrick
	Title:	Chief Executive Officer